Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On July 15, 2014, Integrys Energy Group, Inc. (“Integrys”) provided the following Q&A sheet to Integrys employees on Integrys’ intranet site:

Questions & Answers about Wisconsin Energy Corporation's Acquisition of Integrys Energy Group
July 15, 2014
FINAL

1.	Will regulators have a problem with the combined company owning 60% of ATC?

There will be a proposal to the ATC board and as part of the regulatory filing to FERC a change in voting that we hope will address any concerns. The proposal is that the combined company would vote the 34% that Integrys currently holds. To distribute the control more broadly, the 26% that Wisconsin Electric holds would vote the same way that ATC shareholders who are not affiliated with the combined company vote their shares.

2.	What are the names of the systems that WEC uses?
It's early in the process, so we have not started to ask about those yet. That information will be gathered as the integration process begins in earnest.

3.	Will WEC entertain some of our systems and processes?
At this point in the process, we have not discussed those possibilities. That’s another question that will be addressed as part of the integration planning work.

4.	Will WEC outsource parts of what we do today?
It's too early in our process to answer this question.

5.	Is the Integrys Tuition Reimbursement Program covered in the one-year compensation continuation pledge?
We are getting clarification on this as well as other details of the one-year continuation. We'll have more information in the future.

6.	After the sale, will there be a merger of both companies’ tuition reimbursement programs as opposed to a WEC policy adoption?
We have not yet started discussion about this program – or others – at this level of detail.

7.	Is the sale solely to help us fund projects that we thought were already funded?

No.  There are a number of strategic and value-based drivers for this transaction.  WEC’s strong cash position certainly complements TEG’s planned infrastructure investments, but that is not the sole reason for the transaction. We see a number of long-term benefits for customers, shareholders and employees.

8.	After the close of the sale, will IBS employees need to relocate?
It is far too early in the process to know the impact of this transaction on IBS or its employees.

9.	How does WEC feel about employees working from a remote company facility or a home office?

We will gain insight into WEC’s work processes and philosophies as we progress through the integration planning process.  It’s too early for us to know their practices regarding virtual or remote working arrangements.

10.	Has WEC embraced Change Management, Project Management and Lean/Six Sigma (Competitive Excellence)?

Much like the question about specific systems and processes, the answer here is that we have not started discussions at this level of detail. We will be exploring these questions as the process moves along.

11.	Should we still be maintaining and developing our Integrys standards, or will WEC change all of our practices?

In general, it is business as usual for us as this process continues. That means we should continue to develop standards that are prudent for the safe, reliable delivery of services to customers. If you have a question about a specific initiative or standard, you should discuss it with your leader or your executive leader.

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Additional Information and Where to Find It

The proposed merger transaction involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger transaction, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s website, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transaction; the possibility that the expected synergies and value creation from the proposed merger transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transaction making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger transaction may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Integrys in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.  A further list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder.  Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014.  You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.